SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

VISTACARE, INC.
(Name of Subject Company)
VISTACARE, INC.
(Name of Persons Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
92839Y109
(CUSIP Number of Common Stock)
Stephen Lewis
Vice President, Secretary, and General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
(480) 648-4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:
Frank Placenti, Esq.
Squire, Sanders & Dempsey, L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 1 is to amend and supplement the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by VistaCare, Inc., a Delaware corporation (the “Company”) on January 30, 2008, relating to the tender offer commenced by Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”) through its wholly-owned subsidiary, Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”) and OHC Investment, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Parent, to purchase all of the Company’s outstanding shares of class A common stock, par value $0.01 per share (the “Shares”) at a price of $8.60 per Share, net to the seller thereof in cash, without interest thereon, less any applicable withholding tax, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Odyssey with the SEC on January 30, 2008. Capitalized terms used but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Antitrust Compliance”:
     At 11:59 p.m., New York City time, on Monday, February 4, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied. On February 5, 2008, Odyssey issued a press release announcing the expiration of the applicable waiting period, a copy of which is filed as Exhibit (a)(6) hereto.
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibit thereto:
EXHIBITS

(a)(6)	Press Release of Odyssey, dated February 5, 2008, announcing early termination of the waiting period under the HSR Act (filed herewith)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTACARE, INC.
By:	/s/ Richard R. Slager
	Name:	Richard R. Slager
	Title:	Chief Executive Officer